December 20, 2006.

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
USA

Attention:	John P. Nolan
Accounting Branch Chief

	Re:	Banco de Chile
Form 20-F for the Year Ended December 31, 2005
Filed June 26, 2006
File No.001-15266

Dear Mr. Nolan:

On behalf of Banco de Chile set forth below are responses to the comment letter dated December 6, 2006 from the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) related to the Bank’s Form 20-F for the year ended December 31, 2005 (the “Form 20-F”). As requested, this letter is being filed on EDGAR.

For convenience, we have included the SEC staff’s comments in italics below followed by the Company’s response.

1. - In future filings please disclose in this footnote or other comprehensive discussion regarding the reorganization and creation of SAOS the following:

  who the shareholders of SM-Chile are, specifically whether public shareholders of Banco de Chile have an interest in SM-Chile;
  the SM-Chile shareholders vote on the Banco de Chile shares held by SAOS;
  the SM-Chile shareholders have the right of first refusal on the Banco de Chile shares held by SAOS in the event of sale of the shares by SAOS; and
  upon dissolution of SAOS, any remaining assets of SAOS and the Banco de Chile shares held by SAOS will be distributed to SM-Chile shareholders.

Please provide us with your proposed future disclosure.

Response:

We have reviewed the proposed financial statement disclosure to be included in Note 28 to the consolidated financial statements described in our previous response dated November 6th. In order to include your comments and to give a more comprehensive description of SM-Chile and SAOS, we propose the following disclosure to be included in Note 28:

The parent company of the Bank, SM Chile S.A. (“SM-Chile”), has a subordinated debt that arose during and as a result of the economic crisis in 1982-1983. From 1984 through 1986, the predecessor entity, the former Banco de Chile, sold certain of its non-performing loans to the Chilean Central Bank at face value on terms that included a repurchase obligation. This was one of the mechanisms used by the Central Bank of Chile to deal with the economic crisis. In 1989, the repurchase obligation was exchanged for subordinated debt issued in favor of the Central Bank of Chile. In 1996, a reorganization took place by which the former Banco de Chile was converted to a holding company named SM Chile, which it turn formed a new wholly-owned banking subsidiary named Banco de Chile to which SM Chile contributed all of its assets and liabilities other than the subordinated debt payable to the Central Bank. SM Chile then created a second wholly owned subsidiary named SAOS, which pursuant to a prior agreement with Central Bank, assumed a new repayment obligation which replaced the previous subordinated debt in its entirety.

In exchange for assuming the Central Bank indebtedness, SAOS received from SM Chile shares of the Bank as collateral for this indebtedness. As of December 31, 2006, SAOS holds XX.X% of the Bank shares as collateral for this subordinated debt obligation. As stated by the Law, in exchange for securing the subordinated debt by pledging the Bank shares held by SM-Chile, SM-Chile shareholders were granted the right of first refusal in the event that SAOS is required by Central Bank to sell all or a portion of the pledged shares to cover any unpaid balance. Additionally, the Law stated that voting rights of the pledged shares are to be held by SM-Chile shareholders. Dividends received from the Bank are the sole source of SAOS’s revenues and must be used to to repay this indebtedness.

As of December 31, 2006 the outstanding subordinated debt balance held by SAOS amounted to Ch$XX.X. During the years 2004, 2005 and 2006, SAOS paid to the Central Bank a total of Ch$XX.X, Ch$XX.X and Ch$XX.X., exceeding in all these three years the required annual payments.

Pursuant to the law, SAOS and SM-Chile will be automatically dissolved upon extinction of the debt, either by full payment or execution of the collateral. Under the terms of SM-Chile’s bylaw and the Law, all the outstanding shares of the Bank held by SM-Chile and SAOS, as well as any other remaining asset, will be then distributed to SM-Chile shareholders.

As of December 31, 2006, major shareholders of SM-Chile are LQ Inversiones Financieras S.A. and Inversiones LQ-SM S.A., both subsidiaries of Quiñenco S.A., having a participation of XX.XX% and X.XX% of total shares, respectively. Likewise, major shareholders of Banco de Chile are SAOS S.A., LQ Inversiones Financieras S.A. and SM-Chile having a participation of XX.XX%, XX.XX% and XX.XX% of total shares, respectively.

SAOS is variable interest entities (VIEs) as defined in FASB Interpretation No. 46(R ) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51’’ (FIN 46R). In accordance with FIN 46R, the primary beneficiary is the party that consolidates a VIE based on its assessment that it will absorb a majority of the expected losses or expected residual returns of the entity, or both. The Bank has determined that it is not the primary beneficiary of SAOS and, therefore, it has not consolidated SAOS in the Consolidated Financial Statements of Banco de Chile.

* * *

                Sincerely yours,

/s/ Pablo Granifo L.
Pablo Granifo
General Manager
Chief Executive Officer